UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE
                                                              August 13, 2019

 H. Timothy Eriksen
 CEO and Interim CFO
 Solitron Devices, Inc.
 3301 Electronics Way
 West Palm Beach, FL 33407

         Re:     TSR, Inc.
                 PREC14A filed by H. Timothy Eriksen, et al.
                 Filed August 7, 2019
                 File No. 001-38838

 Dear Mr. Eriksen:

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and/or any information provided in response to these comments, we may have additional comments.

 Schedule 14A

 Q: How do proxies work, page 5

 1. Please revise the statement regarding the potential use of discretionary authority appearing after "(8)" so that it conforms to the standards codified at Rule 14a-4(c)(3) and is consistent with the disclosure appearing under the heading "Miscellaneous" on page 25. In addition, please make conforming changes to the Form of Proxy Card.

 2. If the "Zeff Group", as defined in the proxy statement, is a group as determined under
    Section 13(d) of the Securities Exchange Act of 1934, please revise the associated Schedule
    13D to check the appropriate box in Item 2 and identify all group members. Alternatively, please provide us with a brief legal analysis in support of the apparent conclusion that no shareholder group exists as determined under the federal securities laws.
 H. Timothy Eriksen
August 13, 2019
Page 2

Certain Information Concerning the Nominees, page 18

3. Please provide us with a brief legal analysis in support of the representation that the proxy holders will be authorized to vote for substitute nominees, if needed, given the participants'
   generic reference to TSR's By-Laws. Please specifically address for us, with a view toward revised disclosure, whether or not any timeframe memorialized in any advance notice bylaw is required to be satisfied and has been or will be satisfied.


4. Please refer to the following statement: "By utilizing their respective experiences and working constructively with the other Board members, the Zeff Group believes that the
   Nominees can effect positive change at the Company." Please qualify this statement by indicating the entire size of TSR's Board of Directors and acknowledging the possibility that the number of participants ultimately elected, if any, may not constitute a majority. The revised disclosure should also state that no assurance can be given that any of the participants' nominees would be able to "effect positive change at the Company" if less than a majority of the board seats are occupied by nominees of the participant who are elected.

Proposals 5 | Proposal Regarding Poison Pill Redemption, page 15

5. At present, the criticism of the "poison pill" is unbalanced and appears to ignore the
   Commission guidance. Given that Item 19 requires the registrant to disclose "the general effect of such amendment," and Instruction 2 thereto references anti-takeover and similar proposals, please disclose the general other effects approval of such a proposal could have in the takeover context, of advise. If the proposed action is regulated under
Item 18 instead of
   Item 19, however, a revision to the proxy statement will be unnecessary but the support for such a conclusion should be provided by the participants in response to this comment.

Certain Effects of this Solicitation, page 26

6. Given that the solicitation in opposition could result in a majority of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the registrant's governing documents other than the Hughes Employment Agreement. Please quantify the overall economic impact, if any, that would result if any changes in control were to occur by virtue of the election of a majority of directors not nominated by the registrant (as defined in Rule 14a-1(j)).

Certain Information Concerning the Nominees, page A-1

7. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.
 H. Timothy Eriksen
August 13, 2019
Page 3

Form of Proxy Card

8. Please revise to expressly include the disclosures required by Rule 14a-4(e). The current apparent attempted formulation "Unless otherwise specified..." is not compliant.

                                        *       *       *

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions


cc: Douglas K. Schnell, Esq.